Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Northfield Bancorp. Inc. and Subsidiaries:

We consent to the use of our reports dated March 15, 2012 with respect to the consolidated balance sheets of Northfield Bancorp, Inc. and subsidiaries as of December 31, 2011 and December 31, 2010, and the related consolidated statements of income, statements of stockholders’ equity, and cash flows for each of the years in the three year period then ended, and the effectiveness of internal control over financial reporting as of December 31, 2011, included herein, and to references to our firm under the heading “Experts” in the prospectus.

Short Hills, New Jersey

June 6, 2012